Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 27, 2026.
GS Finance Corp. $ Leveraged Buffered S&P 500® Futures Excess Return Index-Linked Notes due 2031 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes on the stated maturity date is based on the performance of the underlier as measured from the trade date to and including the determination date.

•
If the final underlier level on the determination date is greater than the initial underlier level, the return on your notes will be positive and will equal the upside participation rate times the underlier return, subject to the maximum settlement amount.

• If the final underlier level is equal to or less than the initial underlier level, but not by more than the buffer amount, you will receive the face amount of your notes.
•
If the final underlier level is less than the initial underlier level by more than the buffer amount, the return on your notes will be negative and you will lose 1% of the face amount of your notes for every 1% that the final underlier level has declined below the buffer level. You could lose a significant portion of the face amount of your notes.

Interest: The notes do not bear interest.

The terms included in the “Key Terms” table below are expected to be as indicated, but such terms will be set on the trade date. You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-6.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$
Cash settlement amount:	On the stated maturity date, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier level is greater than the initial underlier level: $1,000 + ($1,000 × the upside participation rate × the underlier return), subject to the maximum settlement amount;
• if the final underlier level is equal to or less than the initial underlier level, but greater than or equal to the buffer level: $1,000; or
• if the final underlier level is less than the buffer level: $1,000 + ($1,000 × the buffer rate × (the underlier return + the buffer amount))
Underlier:	the S&P 500® Futures Excess Return Index (current Bloomberg symbol: “SPXFP Index”)

The underlier tracks the performance of E-mini S&P 500 futures contracts, not the S&P 500® Index. Generally, the return on an investment in a futures contract is correlated with, but not the same as, the return on buying and holding the securities underlying such contract.

Maximum settlement amount:	$1,900
Upside participation rate:	200%
Buffer level:	85% of the initial underlier level
Buffer amount:	15%
Buffer rate:	100%
Trade date:	March 16, 2026
Original issue date:	March 19, 2026
Determination date:	March 17, 2031*
Stated maturity date:	March 20, 2031*
Initial underlier level:	set on the trade date and will be an intra-day level or the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date*
Underlier return:	(the final underlier level - the initial underlier level) ÷ the initial underlier level
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40058XWG5 / US40058XWG59

* subject to adjustment as described in the accompanying general terms supplement

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$885 to $935 per $1,000 face amount, which is less than the original issue price. The additional amount is $ and the additional amount end date is . See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount[1]	% of the face amount[1]	% of the face amount

1 The original issue price will be % for certain investors; see "Supplemental Plan of Distribution; Conflicts of Interest" for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. dated , 2026.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,745 dated January 20, 2026
• February 2026 S&P 500® Futures Excess Return Index supplement dated February 24, 2026
• Underlier supplement no. 47 dated December 23, 2025
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

Additional Terms

Reference equity index:	with respect to the underlier, the S&P 500® Index
Trading day:	a day on which the underlier sponsor is open for business and the underlier is calculated and published by the underlier sponsor
Underlier stocks:	at any time, the stocks that comprise the reference equity index as then in effect, after giving effect to any additions, deletions or substitutions
Market disruption event:	With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

•
a suspension, absence or material limitation of trading in underlier stocks constituting 20% or more, by weight, of the reference equity index on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•
a suspension, absence or material limitation of trading in option or futures contracts relating to the reference equity index or to underlier stocks constituting 20% or more, by weight, of the reference equity index in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
underlier stocks constituting 20% or more, by weight, of the reference equity index, or option or futures contracts, if available, relating to the reference equity index or to underlier stocks constituting 20% or more, by weight, of the reference equity index do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that such event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:
• a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
• a decision to permanently discontinue trading in option or futures contracts relating to the reference equity index or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock is traded, or on which option or futures contracts relating to the reference equity index or an underlier stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts, if available, relating to the reference equity index or an underlier stock in the primary market for that stock or those contracts, by reason of:

• a price change exceeding limits set by that market,
• an imbalance of orders relating to that underlier stock or those contracts, or
• a disparity in bid and ask quotes relating to that underlier stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the final underlier level.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	200%
Maximum settlement amount	$1,900
Buffer level	85% of the initial underlier level
Buffer rate	100%
Buffer amount	15%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	190.000%
182.000%	190.000%
163.000%	190.000%
145.000%	190.000%
134.000%	168.000%
123.000%	146.000%
111.000%	122.000%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
64.000%	79.000%
43.000%	58.000%
21.000%	36.000%
0.000%	15.000%

As shown in the table above:
•
If the final underlier level were determined to be 21.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 36.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 64.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

•
If the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 190.000% of each $1,000 face amount of your notes. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 145.000% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as percentages of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 145.000% (the section right of the 145.000% marker on the horizontal axis) would result in a capped return on your investment.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks (i.e., the stocks comprising the reference equity index). You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.

You May Lose a Substantial Portion of Your Investment

If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the buffer rate times (ii) the sum of the underlier return plus the buffer amount times (iii) $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. The overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Have No Rights in Any Futures Contract Tracked by the Underlier

Investing in your notes will not make you a holder of any futures contract tracked by the underlier. Neither you nor any other holder or owner of your notes will have any rights with respect to the futures contracts tracked by the underlier, including any rights of a holder of the futures contracts. Your notes will be paid in cash and you will have no right to receive delivery of any futures contract tracked by the underlier.

The Potential for the Value of Your Notes to Increase Will Be Limited

The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the level of the underlier;
• the volatility — i.e., the frequency and magnitude of changes — in the closing level of the underlier;
• the dividend rates of the underlier stocks;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier based on its historical performance.

Additional Risks Related to the Underlier
Linking to an Equity Futures Contract Is Different From Linking to the Reference Equity Index

The return on your notes will be related to the performance of an equity futures contract and not the reference equity index. On a given day, a “futures price” is the price at which market participants may agree to buy or sell the asset underlying a futures contract in the future, and the “spot price” is the current price of such underlying asset for immediate delivery. A variety of factors can lead to a disparity between the price of a futures contract at a given point in time and the spot price of its underlying asset, such as the expected dividend yields of any stocks that comprise such underlying asset, the implicit financing cost associated with the futures contract and market expectations related to the future price of the futures contract’s underlying asset. Purchasing an equity futures contract is similar to borrowing money to buy the underlying asset of such futures contract because it enables an investor to gain exposure to such underlying asset without having to pay the full cost of such exposure up front, and therefore entails a financing cost. As a result, the underlier is expected to reflect not only the performance of the reference equity index, but also the implicit financing cost in the E-mini S&P 500 futures contract, among other factors. Such implicit financing cost will adversely affect the level of the underlier. Any increase in market interest rates will be expected to further increase this implicit financing cost and will have an adverse effect on the level of the underlier and, therefore, the value of and return on the notes.

The price movement of a futures contract is typically correlated with the movements of the price of its underlying asset, but the correlation is generally imperfect, and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, your notes may underperform a similar investment that more directly reflects the return on the reference equity index.

Negative Roll Yields Will Adversely Affect the Level of the Underlier Over Time and Therefore the Amount Payable on the Notes

The underlier is linked to the E-mini S&P 500 futures contract rather than the reference equity index. Futures contracts normally specify a certain date for cash settlement of a financial future (such as a futures contract on a securities index) or delivery of the underlying physical commodity for a deliverable future. As the exchange-traded futures contract that comprises the underlier approaches expiration, it is replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in September may specify a December expiration. As time passes, the contract expiring in December may be replaced by a contract for delivery in March. This process is referred to as “rolling.”

As a futures contract approaches expiration, its value will generally approach the spot price of its underlying asset because by expiration it will closely represent a contract to buy or sell such underlying asset for immediate delivery. If the market for a futures contract is in “contango,” where the price of the futures contract with a later expiration date during a rolling period is higher than the spot price of its underlying asset, then the value of such futures contract would tend to decline over time (assuming the spot price and other relevant factors remain unchanged), because the higher futures price would decline as it approaches the lower spot price by expiration. This negative effect on the futures price is referred to as a negative “carry” or “roll yield” and is realized over the term of such contract. A negative roll yield will adversely affect the level of the underlier over time and therefore the amount payable on the notes. Because of the potential effects of negative roll yields, it is possible for the level of the underlier to decrease significantly over time even when the level of the reference equity index is stable or increasing.

Futures Contracts Are Not Assets with Intrinsic Value

The underlier is linked to the E-mini S&P 500 futures contract currently listed for trading on the Chicago Mercantile Exchange. Trading in futures contracts transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Futures contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract. Accordingly, market participants taking the opposite side of the E-mini S&P 500 futures contract trades may believe that the level of the reference equity index will move against the interests of the underlier.

Owning the Notes Is Not the Same as Directly Owning the Underlier Stocks or Futures Contract Directly or Indirectly Tracked by the Underlier

Your return on the notes will not reflect the return you would have realized on a direct investment in the E-mini S&P 500 futures contract currently listed for trading on the Chicago Mercantile Exchange or any of the underlier stocks comprising the reference equity index. For example, as an investor in the notes, you will not have rights to receive dividends or other distributions or any other rights, including voting rights, with respect to any underlier stocks comprising the reference equity index. The calculation agent for the notes will calculate the amount payable to you at maturity by reference to the level of the underlier on the determination date, and will not include the amount of any of those dividend payments or other distributions. Therefore, the return on your investment will not be the same as the return based on the purchase of any stocks or futures contracts that are tracked directly or indirectly by the underlier.

Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes

Securities markets and futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets typically have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a specified period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of the underlier and, therefore, could adversely affect the payments on the notes.

Risks Related to Tax
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIER

The S&P 500® Futures Excess Return Index measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract trading on the Chicago Mercantile Exchange. E-mini S&P 500 futures contracts are quarterly contracts to buy or sell standardized trading “units”. One trading unit of the E-mini S&P 500 futures contracts equals $50 multiplied by the S&P 500® Index (price return version).The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more details about the S&P 500® Futures Excess Return Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Futures Excess Return Index” in the accompanying underlier supplement. Also, see the accompanying S&P 500® Futures Excess Return Index supplement.

The S&P 500® Futures Excess Return Index, the S&P 500® Futures Index and the S&P 500® Index are products of S&P Dow Jones Indices LLC, and have been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates make any representation regarding the advisability of investing in such notes.

Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of the underlier as an indication of the future performance of the underlier.

The graph below shows the daily historical closing levels of the underlier from January 4, 2021 through February 25, 2026. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Futures Excess Return Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of % of the face amount. GS&Co. may pay a referral fee of % from the concession to another dealer in connection with its marketing efforts related to the offered notes. The original issue price for notes purchased by certain retirement accounts and certain fee-based advisory accounts will be % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.